November 27, 2019

Guilherme Dias Fernandes Benchimol
Chairman
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Ol mpia   S o Paulo
Brazil 04551-065

       Re: XP Inc.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 20, 2019
           File No. 333-234719

Dear Mr. Benchimol:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Business Metrics, page 79

1. We note your response to comment 3. We also note that management fees include fees related to AUM managed by your asset managers as well as third party distribution fees.
       Please revise the table on page 79 to insert a line that quantifies third party distribution fees included in management fees for each period. In addition, enhance your MD&A narrative for each period to discuss trends and causal factors for this component of your management fee revenue.
 Guilherme Dias Fernandes Benchimol
XP Inc.
November 27, 2019
Page 2

        You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameGuilherme Dias Fernandes Benchimol Sincerely,
Comapany NameXP Inc.
                                                     Division of Corporation
Finance
November 27, 2019 Page 2                             Office of Finance
FirstName LastName